Exhibit 21.1

SUBSIDIARIES OF
MARTIN MIDSTREAM PARTNERS L.P.

Subsidiary	Jurisdiction of Organization

Martin Operating GP LLC	Delaware

Martin Operating Partnership L.P.	Delaware

Martin Midstream Finance Corp	Delaware

MOP Midstream Holdings LLC	Delaware

Redbird Gas Storage LLC	Delaware

Cardinal Gas Storage Partners LLC	Delaware

Monroe Gas Storage Company LLC	Delaware